UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number           000-23651
First Consulting Group, Inc.

(Exact name of registrant as specified in its charter)
111 W. Ocean Boulevard, 4th Floor, Long Beach, California Telephone: (562) 624-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i)	☒	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☐
     Approximate number of holders of record as of the certification or notice date:           One (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934, First Consulting Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2008	By:	/s/ Paul T. Tucker
Paul T. Tucker, Vice President